**Happy Birthday!**

# The Merger Fund®

Celebrating 30-years of attractive
risk-adjusted returns through all market cycles

Positive performance in 27 out of 30 years since inception in 1989

# Q1 2019 Quarterly Review

| | Share class | Ticker | Morningstar Category | OVERALL Morningstar Rating™ |
|---|---|---|---|---|
| **The Merger Fund®** | Investor | MERFX | Market Neutral NE | ★★★★ Out of 130 market neutral funds as of 3/31/2019 |
| | Institutional | MERIX | | ★★★★★ Out of 130 market neutral funds as of 3/31/2019 |
| **The Merger Fund VL** | Insurance Dedicated Fund | MERVX | Market Neutral NE |  |
| **Credit Event Fund** | Investor | WCFRX | Long-Short Credit | |
| | Institutional | WCFIX | | |
| **Event-Driven Fund** | Investor | WCERX | Multi-Alternative | ☆☆☆☆☆ Out of 276 multi-alternative funds as of 3/31/2019 |
| | Institutional | WCEIX | | ★★★★★ Out of 276 multi-alternative funds as of 3/31/2019 |

The Overall Morningstar Rating is derived from a weighted average of the Fund's 3-, 5-, and 10-year Morningstar Rating metrics. Ratings based on risk-adjusted returns.

Shareholder Services: U.S. Bancorp Fund Services, LLC

P.O. Box 701 ■ Milwaukee ■ Wisconsin 53201

(800) 343-8959

Investment Adviser: Westchester Capital Management, LLC

100 Summit Lake Drive ■ Valhalla ■ New York 10595

(914) 741-5600 ■ Fax (914) 741-2950

 **Westchester Capital**
FUNDS

Q1 2019 Quarterly Review

## STANDARDIZED PERFORMANCE SUMMARY
**As of March 31, 2019**

Mutual Fund Assets:

| | |
|---|---|
| Merger Arbitrage[1] | $3.3 billion |
| Opportunistic Credit | $3.9 million |
| Multi-Event[2] | $426.1 million |

| | Average Annual Total Return (%) | | | | | | Annual Operating Expense Ratio (%)[3] | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Merger Arbitrage** | QTD | YTD | 1 YR | 5 YR | 10 YR | Life | Gross Expense Ratio | Net Expense Ratio[3] | Net Expenses excluding Investment-Related Expenses[4,5] | Performance Inception | Ticker |
| The Merger Fund (Institutional) | 2.15 | 2.15 | 7.64 | 3.25 | n/a | 3.35 | 1.74% | 1.71% | 1.20% | 08/01/2013 | MERIX |
| The Merger Fund (Investor) | 2.07 | 2.07 | 7.28 | 2.94 | 3.33 | 6.12 | 2.04% | 2.01% | 1.50% | 01/31/1989 | MERFX |
| **Insurance Dedicated Funds[5]** | | | | | | | | | | | |
| The Merger Fund VL | 2.11 | 2.11 | 6.88 | 2.78 | 3.42 | 4.77 | 2.67% | 1.94% | 1.40% | 05/26/2004 | MERVX |
| **Opportunistic Credit[5]** | | | | | | | | | | | |
| Credit Event Fund (Institutional) | 5.55 | 5.55 | 2.87 | n/a | n/a | 1.96 | 6.29% | 1.78% | 1.64% | 12/29/2017 | WCFIX |
| Credit Event Fund (Investor) | 5.56 | 5.56 | 2.66 | n/a | n/a | 1.71 | 6.61% | 2.03% | 1.89% | 12/29/2017 | WCFRX |
| **Multi Event[5]** | | | | | | | | | | | |
| Event-Driven Fund (Institutional) | 4.54 | 4.54 | 8.97 | 3.38 | n/a | 3.63 | 2.31% | 2.31% | 1.74% | 01/02/2014 | WCEIX |
| Event-Driven Fund (Investor) | 4.45 | 4.45 | 8.66 | n/a | n/a | 6.57 | 2.56% | 2.56% | 1.99% | 03/22/2017 | WCERX |

## Trailing Returns
As of Date: 3/31/2019

| | QTD | YTD | 1 Year | 5 Years | 10 Years |
|---|---|---|---|---|---|
| **US Fund Market Neutral** | 0.13% | 0.13% | -0.40% | 0.72% | 0.48% |
| **US Fund Multialternative** | 4.07% | 4.07% | 0.20% | 0.81% | 3.19% |
| **US Fund Long-Short Credit** | 3.46% | 3.46% | 1.46% | 1.19% | 5.83% |
| **Wilshire Liq Alt Event Driven TR USD** | 2.51% | 2.51% | 2.57% | 0.63% | 2.74% |
| **S&P 500 TR USD** | 13.65% | 13.65% | 9.50% | 10.91% | 15.92% |
| **BBgBarc US Agg Bond TR USD** | 2.94% | 2.94% | 4.48% | 2.74% | 3.77% |
| **ICE BofAML US 3M Trsy Bill TR USD** | 0.60% | 0.60% | 2.12% | 0.74% | 0.43% |

*QTD and YTD performance is not annualized. Performance data quoted represent past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Funds may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Funds' prior investment advisor. Messrs. Behren and Shannon, the Funds' current portfolio managers, have served as co-portfolio managers of the Funds since 2007. Performance data current to the most recent month-end may be obtained by calling (800) 343-8959 or by visiting www.westchestercapitalfunds.com.*

*[1]Includes USD 151 million in a sub-advised fund. [2]Includes USD 249 million in sub-advised funds. [3]Net expense ratios are as of a fund's most recent prospectus and were applicable to investors. [4]Investment related expenses include expenses related to short sales and interest on any borrowing and acquired fund fees and expenses. [5]The Adviser has contractually agreed to waive a portion of its investment advisory fee through April 30, 2020 for The Merger Fund® and WCM Alternatives: Event-Driven Fund, and through April 30, 2020 for The Merger Fund VL. The Adviser has contractually agreed to waive a portion of its investment advisory fee and to reimburse other ordinary operating expenses through April 30, 2020 for the WCM Alternatives: Credit Event Fund.*


Fellow Shareholders,

The Merger Fund® gained 2.15% (MERIX) and 2.07% (MERFX) respectively, during the first quarter, and also celebrated its 30th birthday on January 31, furthering the distinction of being one of the oldest and longest manager-tenured liquid alternative funds in the industry. During its three decades of existence, the Fund has experienced only three down years, providing positive absolute performance in 27 out of 30 years, and we would contend that we have consistently delivered on the value proposition of attractive risk adjusted returns in all types of market environments. This consistency has earned The Merger Fund (MERIX) five stars from Morningstar – their highest rating – in the Overall, 3-Year and 5-Year periods and 4-stars for the 10-year period ending March 31.

Our other vehicles have also benefited from the recent attractive environment for corporate deal-making. The Merger Fund VL, a sister fund structured as a dedicated insurance vehicle and managed pari passu with The Merger Fund®, was up 2.11% YTD, marking its 46th positive quarter out of the 59 since its inception; the WCM Alternatives: Event-Driven Fund, also a five-star overall Morningstar fund, posted gains of 4.54% (WCEIX) and 4.45% (WCERX), respectively, for the quarter, with a 3-year beta to the S&P 500 Index of only 0.17; and our most recent product, the WCM Alternatives: Credit Event Fund, rounded out our stable of funds with 5.55% (WCFIX) and 5.56% (WCFRX) gains in the quarter.

Although the S&P 500 advanced by 13% in the quarter, the twin themes of FOMO and TINA[1] contributed to the gain. Investors who gave back more than their yearly gains in the fourth quarter of 2018 appeared to be jumping on the bandwagon to avoid falling behind as the stock market rocketed ahead in Q1 of 2019. Declining interest rates and stable earnings helped support equity prices, but skepticism over stretched valuations, fear of a global economic slowdown, Middle East tension, trade disputes and U.S. political infighting still lurk in the background as rationales for an expected market correction. In a sense, these concerns are "more of the same" and we remain focused on delivering consistent, attractive risk-adjusted returns whether the market corrects or not. It is important to us to distinguish alpha from beta. High correlation during a strong market is a different concept from repeated positive absolute performance during down and flat markets. We are committed to continue seeking to provide attractive, low-correlation, absolute-returns in the decades to come.

## Mergers & Acquisitions ("M&A")

The number of deals as well as aggregate value declined across most regions and sectors, quarter over quarter, with megadeals, defined as $10 billion or greater, also down. Cross-border deals had their slowest start to the year, by transaction count, since 2009. Geopolitical turbulence, trade tensions and a late stage global economic cycle caused uncertainty and dampened interest in deal making. Notwithstanding these headwinds, domestic M&A in 1Q19 was among the stronger quarters historically, by deal value, at $269 billion, representing a 99% sequential and a 35% year-over-year increase.[2] Several key drivers and catalysts for M&A have continued from prior years, including positive global growth, improving cash flow, strengthening balance sheets, low borrowing costs, investor support, and CEO confidence, all of which we believe should continue to support M&A activity throughout 2019.

One of the key headwinds for M&A activity is continued regulatory uncertainty, most commonly related to antitrust, CFIUS[3] approval or national security reviews. As an example, heightened scrutiny over Chinese investments in the U.S. has derailed some deal-making (highlighted by the rejection of Broadcom's proposed acquisition of Qualcomm in 2018) and led to retaliatory actions by Chinese regulators (e.g., 2018 Qualcomm's proposed acquisition of NXP).

---

[1] FOMO= Fear Of Missing Out; TINA= There Is No Alternative
[2] 1Q2019 M&A Review, UBS: includes only mergers with an equity value in excess of $400 million involving publicly-traded targets in the US
[3] The Committee on Foreign Investment in the United States (CFIUS), an interagency committee authorized to review certain transactions involving foreign investment in the United States ("covered transactions"), in order to determine the effect of such transactions on the national security of the United States.

*Performance data quoted represents past performance; past performance does not guarantee future results.*

Large, high visibility deals often garner enhanced regulatory scrutiny. Since the beginning of 2017, 201 megadeals have taken more than a year from announcement until completion or withdrawal, highlighting the longer regulatory review process. However, by deal count, with the exception of this quarter, megadeals tend to be a small percentage of overall activity. In 2018, of the 744 announced global deals over $1 billion, only 44 deals were above $10 billion. Nonetheless, we still expect robust activity in the $1 billion-$10 billion market capitalization range.[4]

The largest deal this year has been Bristol-Myers Squibb's $74 billion bid for Celgene, continuing the trend of transformative buyouts in the pharmaceutical, medical and biotech sector.

Because of the large cap concentration, the top 10 definitive deals accounted for 88% of the value of all definitive deals announced in 1Q19.[5]

## Top 10 Definitive Deals in 1Q19

| Ann. Date | Target Name | Acquirer Name | Acquirer Country | Offer Equity Value ($ mn) | Final Consideration Type | Final Premium | Deal Value / Acquirer Size | Target Sector (GICS) | Subject to Acquirer Vote | Strategic |
|---|---|---|---|---|---|---|---|---|---|---|
| 1/3/19 | CELGENE CORP | BRISTOL-MYERS SQUIBB CO | US | 73,527 | Cash and Stock | 53.1% | 86% | Health Care | Y | Y |
| 3/18/19 | WORLDPAY INC-CLASS A | FIDELITY NATIONAL INFO SERV | US | 35,360 | Cash and Stock | 13.6% | 101% | Information Technology | Y | Y |
| 2/7/19 | SUNTRUST BANKS INC | BB&T CORP | US | 28,085 | Stock | 7.0% | 76% | Financials | Y | Y |
| 1/16/19 | FIRST DATA CORP- CLASS A | FISERV INC | US | 22,436 | Stock | 29.6% | 75% | Information Technology | Y | Y |
| 3/27/19 | WELLCARE HEALTH PLANS INC | CENTENE CORP | US | 15,528 | Cash and Stock | 32.1% | 69% | Health Care | Y | Y |
| 2/4/19 | ULTIMATE SOFTWARE GROUP INC | HELLMAN & FRIEDMAN, JMI , other | | 10,864 | Cash | 19.3% | NA | Information Technology | N | Y* |
| 1/14/19 | GOLDCORP INC | NEWMONT MINING CORP | US | 10,000 | Stock | 15.0% | 54% | Materials | Y | Y |
| 1/7/19 | LOXO ONCOLOGY INC | ELI LILLY & CO | US | 8,008 | Cash | 68.0% | 7% | Health Care | N | Y |
| 3/11/19 | MELLANOX TECHNOLOGIES LTD | NVIDIA CORP | US | 7,327 | Cash | 51.0% | 8% | Information Technology | N | Y |
| 3/28/19 | WABCO HOLDINGS INC | ZF FRIEDRICHSHAFEN AG | GR | 7,058 | Cash | 13.0% | NA | Industrials | N | Y |

*Note: Mergers with an equity value in excess of $400 million involving publicly-traded targets in the US. * We characterized ULTI go-private as strategic as the buyer group has ownership in Kronos.*
*Source: UBS Special Sits, Bloomberg*

**Role of Proxy Advisory Firms in M&A**

This quarter was relatively lacking in controversy or excitement, however corporate governance disputes and the role of proxy-advisory firms have had an increasing influence on the outcome of contested merger transactions. Firms such as Institutional Shareholder Services ("ISS") and Glass Lewis & Co., which together hold a combined 97% market share[6], are often retained to make voting advisory recommendations to shareholders. The influence of these firms has been scrutinized by lobbying and advocacy groups and securities exchanges such as the NYSE and NASDAQ. As a result of the pressure from these groups, the SEC is expected to shortly propose the first rules for proxy-advisory firms.

For example, it appears that shareholders are no longer simply rubber stamps for deals and are often influenced by proxy-advisory firms on merger votes. This came into play in several situations that we are involved in such as Newmont Mining Corporation's merger with Goldcorp, Inc. and Bristol-Myers Squibb's ("BMY") acquisition of Celgene Corporation.

---

[4] 2019 GLOBAL M&A OUTLOOK, JP Morgan
[5] 1Q 2019 M&A Review, UBS
[6] Companies Call for Oversight of Firms That Advise Shareholders, The Wall Street Journal, March 19, 2019

*Performance data quoted represents past performance; past performance does not guarantee future results.*


American Barrick complicated Newmont's acquisition by attempting a surprise hostile acquisition of Newmont. Barrick had attempted to acquire Newmont years earlier, but had been rebuffed. Newmont ultimately fought off the hostile bid by agreeing to a Canadian joint venture with American Barrick, but this created a new problem: Newmont shareholders didn't like Newmont sharing the benefit of the JV with Goldcorp, which was not even part of Newmont yet. As a result, some holders threatened to vote against the Newmont-Goldcorp merger, forcing Newmont to offer a special dividend to shareholders to avoid a proxy fight and amidst uncertain support from proxy advisory firms.

Celgene's acquisition by Bristol-Myers was similarly roiled by shareholder pushback.  The merger was pressured by activist investor Starboard Value LP.  Starboard came out publicly against the merger, ostensibly as a Bristol-Myers shareholder, and waged a campaign against the transaction.  Our opinion is that, with BMY stock trading down after the announcement and not having been long-term shareholders prior to the merger, they opportunistically saw an opening to disrupt the transaction and make money should the stock bounce back on a merger termination.  It is unclear to us whether they also held short exposure to Celgene which would trade down significantly should the deal be called off.  Accordingly, we believe their clarion calls for a vote-down of the merger and a victory for shareholder rights likely struck some as disingenuous.  ISS played a large and influential role in the vote, as it ultimately recommended that shareholders support the transaction.  On March 28, Starboard withdrew its proxy solicitation after the ISS recommendation, citing the difficulty of prevailing without a supportive recommendation from proxy voting advisory firms. The arbitrage spread, which had widened on the Starboard development, tightened significantly upon the ISS recommendation, and then tightened further after shareholders voted to approve the transaction.

The twists and turns of these deals also underscore the potential risks even in agreed-upon announced transactions, and why merger arbitrage should be executed via a diversified and actively managed portfolio.

## The Merger Fund®

The Merger Fund® advanced by 2.07% (MERFX), and  2.15% (MERIX) during the 1st quarter, its 95th gain in the 121 quarters since its 1989 inception.  Winners outnumbered losers by 12:1, with only 9 deals out of the 122 positions producing negative marks to market.  As is typical, the volatility of our returns was a fraction of that of the broad market, with the S&P 500 trailing 3-year standard deviation at 10.73% versus the Fund's roughly 2.70% for both the Institutional and Investor share classes.  As noted above, The Merger Fund® celebrated a milestone earlier this year, reaching its 30th anniversary on January 31, with positive absolute performance in 27 of the 30 years since its launch in 1989.

The biggest quarterly contributor was Celgene (+0.33%) which struck a deal to be acquired by Bristol-Myers Squibb for $74 billion at the beginning of the year.  The deal received shareholder approval despite opposition from investor groups led by Starboard Value and Wellington Management Co. (which controlled 8% of the shares of BMY).

The second most notable winner (+0.29%) was the long-awaited completion of 21st Century Fox's merger with The Walt Disney Company merger on March 20, 2019.

Unsurprisingly, our biggest detractor was the Macro Portfolio Hedge, costing the Fund -0.15% as the S&P 500 Index surged in the first quarter posting 13.65% YTD.

## Outlook

We believe that innovation, disruption and the need for growth should contribute to continued M&A activity in 2019 and 2020 despite geopolitical uncertainties.

*Performance data quoted represents past performance; past performance does not guarantee future results.*







## Statistical Summary

### REGIONAL EXPOSURE

0.67%
0.47%
0.97%
0.14%
2.49%
5.69%
89.57%
United States
Canada
Europe ex-U.K.
Asia ex-Japan
Australia
United Kingdom
Mexico

### SECTOR EXPOSURE

1.01%
3.96%
0.63%
5.39%
6.56%
6.76%
35.06%
9.04%
9.06%
22.52%
Information Tech.
Consumer Disc.
Materials
Industrials
Financials
Communication Services
Health Care
Energy
Utilities
Real Estate

| Type of Buyer | |
|---|---|
| Strategic | 99.80% |
| Financial | 0.20% |

| By Deal Type | |
|---|---|
| Friendly | 100.00% |
| Hostile | 0.00% |

| Deal Terms | |
|---|---|
| Cash | 42.98% |
| Stock & Stub | 20.57% |
| Cash & Stock | 18.41% |
| Stock with Fixed Exchange Ratio | 18.02% |
| Stock with Flexible Exchange Ratio | 0.01% |

## Event-Driven

| Strategy | Allocations |
|---|---|
| Arbitrage | 52.31% |
| Special Situations | 13.70% |
| Credit-Catalyst | 13.20% |
| Corporate Restructuring | 20.79% |
| Total | 100.00% |

*Strategy allocations result from our bottom-up process; our investment decisions are based on each opportunity's unique characteristics. Every investment is based on public information rather than speculation, has a defined timeline and calculable expected return. The strategy is designed to "go where the events are." We do not weight the portfolio according to pre-determined allocations to macro-factors such as strategy, sector or geography.*

The WCM Alternatives: Event-Driven Fund was up 4.54% and 4.45% for the Institutional (WCEIX) and Investor (WCERX) share classes respectively during the first quarter. The Fund participated in 131 events; 119 positions posted gains versus 12 with negative marks-to-market. There were no terminated transactions. Additionally, we entered 22 new positions and the fund was 118% invested at quarter end.

The biggest contributors to performance were our investments in Government Sponsored Entities Fannie Mae and Freddie Mac, known as the GSEs (+0.71%). Although the situation has been playing out slowly for several years, we have been buying preferred shares of Fannie and Freddie opportunistically on weakness, as we think they will trade up significantly when the administration recapitalizes the businesses and then releases them from their current conservatorship. Treasury Secretary Mnuchin has indicated this is a priority, and President Trump sent a memo at the end of March directing Treasury and HUD (United States Department of Housing and Urban Development) to develop a GSE reform plan. Additionally, the new Federal Housing Finance Agency director appointed by President Trump has indicated his belief that it is time for conservatorship to end. This backdrop, together with

*Performance data quoted represents past performance; past performance does not guarantee future results.*



pending litigation, should bring all parties to the table for a comprehensive reform plan by year end. The second and third largest winners were Celgene Corp/Bristol Myers Squibb Co (+0.38%) and Blackstone Group (0.33%).

The biggest detractors were Macro Portfolio Hedge, which cost the fund 0.15% as the market continued to surge in 1Q 2019, Bayer AG, a litigation special situation (-0.09%) and MGM Resorts (in the process of completing a planned recapitalization and negotiating ways to enhance value with an activist board member) (-0.05%).

Investors have been demonstrating a continued preference for streamlined corporate structures and penalizing companies with excess complexity. Additionally, corporations face increasing shareholder pressure to maintain performance and earnings, with punitive outcomes for failing to achieve projections. Therefore, companies continue to optimize their business and capital structures often by recapitalizations and sales or spinoffs of business units.

> Factors we believe are driving divestitures:
> - The market is rewarding spin-offs and split-offs with higher valuations while continuing to enforce a conglomerate discount
> - Activist pressure for corporate clarity is continuing
> - A lower U.S. corporate tax rate is decreasing tax leakage from taxable divestitures by U.S. companies
> - Higher valuations are encouraging companies to monetize assets
> - Financial buyers with excess capital waiting to be deployed are willing to consider higher multiples and lower return thresholds on prospective investments

With decreased tax barriers to sales and divestitures, as well as continued corporate focus and elimination of conglomerate discount, 2019 should be another active year for corporate restructurings.

## Credit Event

The WCM Alternatives: Credit Event Fund was up 5.55% and 5.56% for the Institutional and Investor share classes, respectively.  As we have mentioned, the Fund primarily holds relatively short duration, catalyst-driven fixed-income investments, as well as discounted closed-end funds, liquidating instruments, and other rate-of-return type trades.

We invested in a total of 53 situations during the quarter and experienced no terminated transactions. Winners outnumbered losers by roughly 50:1. The Fund invested in 2 new situations during the quarter and as of March 31st had 50 credit event investments in the portfolio. At quarter end, we were fully invested, a reflection of the high level of credit event activity.

The biggest contributor to performance was the aggregate profit from the SPAC (Special Purpose Acquisition Company) category, contributing 1.06% to the portfolio.  We continue to believe that these are currently attractive investments which combine very low risk with an identifiable rate of return. This window of opportunity will probably not last for a long time in the current low interest rate environment, so we will continue adding opportunistically as long as the risk/reward profile remains attractive.  Additional winners were Ardagh Packaging Finance PLC (+0.44%) and Colony Capital, Inc. (+0.43%). There were no terminated transactions during the quarter and negligible negative marks-to-market.

*Performance data quoted represents past performance; past performance does not guarantee future results.*

## Outlook

We have yet to see signs of a downturn in transaction activity, and opportunities remain plentiful in the event space. We are monitoring many types of events such as product litigation, GSE (government sponsored entities such as Fannie Mae [FNMA] and Freddie Mac [FHLMC]) reform, and corporate restructurings such as spin-offs, subsidiary buy-ins, significant asset sales and late-stage bankruptcy emergences. Although there may be reason to be directionally nervous, due to political and regulatory uncertainty and possible early indicators of an economic downturn, we try to insulate our investments from directional exposure and market or interest rate correlation. Our investments, both in merger arbitrage as well as the broader equity and credit event space, are primarily predicated opportunistically on the successful completion of announced catalysts rather than speculative valuation movements. Nonetheless, we believe the key drivers of many deals in 2018 – record access to investment capital, strong cash-rich and under-levered corporate balance, and persistently low borrowing costs along with ready access to financing – continue to provide significant support for transaction activity in the year ahead.

### OUR COMPANY

WCM manages a total of six SEC-registered mutual funds. Our other vehicles span the spectrum from lower-return, lower-volatility expectations to additional volatility with potentially higher return expectations:

| Account | Vehicle | Strategy | Inception |
|---|---|---|---|
| The Merger Fund® | SEC '40-Act Fund | Merger Arbitrage | 1989 |
|    Investor Share Class (MERFX) | | | 1989 |
|    Institutional Share Class (MERIX) | | | 2013 |
| The Merger Fund VL (MERVX) | Variable Insurance Trust | Merger Arbitrage | 2004 |
| WCM Alternatives: Credit Event Fund   *New* | SEC '40-Act Fund | Opportunistic Credit | 2017 |
|    Investor Share Class (WCFRX) | | | 2017 |
|    Institutional Share Class (WCFIX) | | | 2017 |
| WCM Alternatives: Event-Driven Fund | SEC '40-Act Fund | Event-Driven | 2014 |
|    Investor Share Class (WCERX) | | | 2017 |
|    Institutional Share Class (WCEIX) | | | 2014 |
| JNL/Westchester Capital Event Driven Fund | Sub-advised SEC '40-Act Fund | Event-Driven | 2015 |
| Westchester Merger Arbitrage Strategy of the JNL Multi-Manager Alternative Fund | Sub-advised SEC '40-Act Fund | Merger Arbitrage | 2016 |

As usual, quarterly statistical summaries for all of our vehicles are provided within two weeks of the end of the quarter - typically one month prior to the release of the quarterly letter. They are available electronically on our website, and we would be happy to provide a scheduled email as soon as the data becomes available. For convenience, investors can arrange for e-alerts of important Fund communications. Through our website at www.westchestercapitalfunds.com, you can check direct account balances, make purchases and sales, and sign up for notification of trade confirmations, statements, and shareholder communications via e-mail.



Please contact us with any questions or comments.  We are always available and we enjoy speaking with our investors.

Roy Behren

Mike Shannon

## IMPORTANT DISCLOSURES

*Before investing in The Merger Fund®, WCM Alternatives: Event-Driven Fund, and/or WCM Alternatives: Credit Event Fund, carefully consider the investment objectives, risks, charges, and expenses.  For a prospectus or summary prospectus containing this and other information, please call (800) 343-8959.  Please read the prospectus carefully before investing.  The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds.  Please read it carefully before investing. Shares of JNL/Westchester Capital Event Driven Fund are offered to separate accounts of participating life insurance companies for the purpose of funding variable annuity contracts and variable life insurance policies. Shares of the fund are not offered directly to the public. For a prospectus containing information for any variable annuity or variable life product that invests in the Fund, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds.  Please read it carefully before investing. Variable annuities are long-term, tax-deferred investments designed for retirement, involve investment risks and may lose value. Earnings are taxable as ordinary income when distributed and may be subject to a 10% federal tax penalty if withdrawn before age 59½. Optional benefit costs are added to the ongoing fees and expenses of the variable annuity.*

*Variable annuities (VA650, VA660) are issued by Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and in New York (VA650NY, VA660NY) by Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York). Variable annuities are distributed by Jackson National Life Distributors LLC, member FINRA. May not be available in all states and state variations may apply. These products have limitations and restrictions, including withdrawal charges, recapture charges and excess interest adjustments (interest rate adjustments in New York) where applicable. Jackson® issues other annuities with similar features, benefits, limitations, and charges. Contact Jackson for more information. Jackson is the marketing name for Jackson National Life Insurance Company and Jackson National Life Insurance Company of New York.*

Fund holdings and sector allocations are subject to change and should not be considered a recommendation to buy or sell any security.  The Ten Largest Positions as a Percent of Net Assets for The Merger Fund® as of March 31, 2019 were: Altaba Inc. (12.00%), Red Hat, Inc. (6.99%), First Data Corporation (6.05%), Goldcorp, Inc.  (3.47%), Worldpay, Inc. (3.27%), ARRIS International plc (2.86%), SunTrust Banks, Inc. (2.63%), Celgene Corporation (2.53%), L3 Technologies, Inc. (2.30%), Columbia Pipeline Group, Inc. (1.98%).  The Ten Largest Positions as a Percent of Net Assets for The Merger Fund VL as of March 31, 2019 were: Altaba Inc. (12.00%),  Red Hat, Inc. (7.03%), First Data Corporation (6.10%), Goldcorp, Inc. (3.40%), Worldpay, Inc. (3.29%), ARRIS International plc (3.03%), SunTrust Banks, Inc. (2.64%), Celgene Corporation (2.55%), L3 Technologies, Inc. (2.29%), Oaktree Capital Group LLC (1.69%).  The Ten Largest Positions as a Percent of Net Assets for WCM Alternatives: Event-Driven Fund as of March 31, 2019 were: Altaba Inc. (12.09%), Red Hat, Inc. (7.45%), First Data Corporation (6.58%), Goldcorp, Inc. (4.17%), The Blackstone Group L.P. (3.73%), CBS Corporation (2.88%), ARRIS International plc (2.80%), Celgene Corporation (2.66%), DowDuPont Inc. (2.61%), Freddie Mac (2.51%).  The Ten Largest Positions as a Percent of Net Assets for WCM Alternatives: Credit Event Fund as of March 31, 2019 were: CM Seven Star Acquisition Corp. (6.27%), Univar USA Inc. (6.13%), Ardagh Packaging Finance PLC (6.12%), Nielsen Finance LLC (5.19%), Momentive Performance (5.17%), Alberton Acquisition Corporation (5.11%), EIG INVESTORS CORP (4.95%), Tribune Media  (4.89%), GenOn Energy (4.72%), Rent-A-Center Inc. (4.65%).

**Diversification does not assure a profit, nor does it protect against a loss in a declining market.**

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involve the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other events, will prove incorrect and that the Funds' return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will**

*Performance data quoted represents past performance; past performance does not guarantee future results.*

vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups, and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Funds' may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Funds' and may produce significant losses. The Funds' hedging strategy will be subject to the Funds' investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.  Investments in lower rated and non-rated securities present a great risk of loss to principal and interest than higher-rated securities.  The WCM Alternatives: Credit Event Fund is non-diversified and therefore has a greater potential to realize losses upon the occurrence of adverse events affecting an issuer in its portfolio.

Any tax or legal information provided is merely a summary of our understanding and interpretation of some of the current income tax regulations and is not exhaustive. Investors must consult their tax advisor or legal counsel for advice and information concerning their particular situation. Neither the Funds' nor any of their representatives may give legal or tax advice.

The views expressed are as of May 17, 2019  and are a general guide to the views of Westchester Capital Management, are subject to change, are not guaranteed and should not be considered recommendations to buy or sell any security.  Distributions are not guaranteed. This document does not replace portfolio and fund-specific materials.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity, and variable life subaccounts, exchange-traded funds, closed-end funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance.  The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars, and the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receives 1 star.  The Overall Morningstar Rating™ for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating™ metrics.

The weights are 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns.  While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.  As of March 31, 2019, The Merger Fund® was rated against the following numbers of U.S.-domiciled Market Neutral funds over the following time periods: 130 funds in the last three years, 100 funds in the last five years, and 33 funds in the last ten years. With respect to these Market Neutral funds, The Merger Fund® – Investor share class (MERFX) received a Morningstar Rating of 5 stars, 4 stars and 4 stars for the three-, five- and ten-year periods, respectively. The Merger Fund® – Institutional share class (MERIX) received a Morningstar rating of 5 stars, 5 stars and 4 stars for the three-, five- and ten-year periods, respectively. Ten-year ratings are Extended Performance Ratings computed by Morningstar using historical adjusted returns prior to the 8/1/2013 inception date of MERIX and reflect the historical performance of MERFX, (inception date 1/31/1989), adjusted to reflect the fees and expenses of the Institutional shares.  As of March 31, 2019, WCM Alternatives: Event-Driven Fund was rated against the following numbers of U.S.-domiciled Multi Alternative funds over the following time periods: 276 funds in the last three years and 178 funds in the last five years. With respect to these Multi Alternative funds, WCM Alternatives: Event-Driven Fund – Institutional share class (WCEIX) received a Morningstar Rating of 4 stars and 5 stars for the three- and five-year periods, respectively. WCM Alternatives: Event-Driven Fund – Investor share class (WCERX) received a Morningstar Rating of 4 stars and 5 stars for the three- and five-year periods, respectively. 3-year and 5-year ratings are Extended Performance Ratings computed by Morningstar using historical adjusted returns prior to the 3/22/2017 inception date of WCERX and reflect the historical performance of WCEIX, (inception date 1/2/2014), adjusted to reflect the fees and expenses of the Investor shares. © 2019 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

Absolute return strategies are not intended to outperform stocks and bonds during strong market rallies. An absolute return fund may not achieve its goals and may underperform during periods of strong positive market performance.

Definitions:  **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The Bloomberg Barclays Aggregate Bond Index** is an intermediate-term index comprised of investment grade bonds. **The Bloomberg Barclays US Corporate High Yield Bond Index** measures the USD-denominated, high yield, fixed-rate corporate bond market. Securities are classified as high yield if the middle rating of Moody's, Fitch and S&P are Ba1/BB+/BB+ or below. **The Morningstar Category:  US Fund Market Neutral** is comprised of a universe of funds with similar investment objectives. **The Morningstar Category: The US Fund MultiAlternative** encompasses funds that have a majority of their assets exposed to alternative strategies and include both funds with static allocations to alternative strategies and funds tactically allocating among alternative strategies and asset classes.  **The ICE BofA Merrill Lynch US 3-Month Treasury Bill Index** is comprised of a single issue purchased at the beginning of the month and held for a full month. Indices are unavailable for direct investment. **The Dow Jones Industrial Average,** or simply the Dow, is a stock market index that shows how 30 large, publicly owned companies based in the United States have traded during a standard trading session in the stock market. **Nasdaq** is a global electronic marketplace for buying and selling securities,

*Performance data quoted represents past performance; past performance does not guarantee future results.*



as well as the benchmark index for U.S. technology stocks. Indices are unavailable for direct investment. **The Wilshire Liquid Alternative Event Driven Index$^{SM}$** measures the performance of the event-driven strategy component of The Wilshire Liquid Alternative IndexSM. Event-driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy-backs, or other capital structure changes. The Wilshire Liquid Alternative Event Driven Index (WLIQAED) is designed to provide a broad measure of the liquid alternative event-driven market. **HFRX Event Driven Index** is comprised of investment Managers who maintain positions in companies currently or prospectively involved in corporate transactions of a wide variety including but not limited to mergers, restructurings, financial distress, tender offers, shareholder buybacks, debt exchanges, security issuance or other capital structure adjustments. **DOJ** or The United States Department of Justice Antitrust Division is a law enforcement agency responsible for enforcing the antitrust laws of the United States. **Standard Deviation** is the degree to which returns vary relative to the average return: The higher the standard deviation, the greater the variability of the investment. **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; **Correlation** is calculated using R-Squared; which is a measure that represents the percentage of a fund's movements that can be explained by movements in a benchmark index. A fund with low R-squared doesn't act much like the index; **A special purpose acquisition company (SPAC)** is a corporation formed by private individuals to facilitate investment through an initial public offering (IPO). The proceeds are used to buy one or more existing companies **Alpha** is used in finance as a measure of performance, indicating when a strategy, trader, or portfolio manager has managed to beat the market return over some period. Alpha, often considered the active return on an investment, gauges the performance of an investment against a market index or benchmark that is considered to represent the market's movement as a whole.

The Merger Fund®, WCM Alternatives: Event-Driven Fund and WCM Alternatives: Credit Event Fund are distributed by Compass Distributors, LLC. The Merger VL is available through variable products offered by third-party insurance companies and is not affiliated with Compass Distributors, LLC.

*Performance data quoted represents past performance; past performance does not guarantee future results.*